Exhibit 15.1

April 30, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Grupo Televisa, S.A.B. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16.F of Form 20-F of Grupo Televisa, S.A.B. dated April 30, 2019.  We agree with the statements concerning our Firm contained therein.

Very truly yours,

PricewaterhouseCoopers, S.C.

/s/ Claudia Stela Guzmán Reyes
C.P.C. Claudia Stela Guzmán Reyes
Audit Partner
Mexico City

Grupo Televisa, S.A.B.

Change in Registrant’s Certifying Accountant

On July 5, 2018, the Audit Committee recommended the termination of the engagement of PricewaterhouseCoopers, S.C. (“PwC”) as the Company’s independent registered public accounting firm, and to engage KPMG Cárdenas Dosal, S.C. (“KPMG”) as the independent public accountant, starting with the review of the Company’s financial results for the year ended December 31, 2018. The Board of Directors approved this recommendation on July 10, 2018, taking into account best corporate practices.

PwC’s audit reports on our consolidated financial statements as of December 31, 2017 and December 31, 2016 and, for each of the years ended December 31, 2017 and December 31, 2016 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the years ended December 31, 2017 and 2016 and the subsequent interim period through July 10, 2018, there were (i) no disagreements within the meaning of Item 16F (a)(1)(iv) and the related instructions of Form 20-F between the Company and PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except as described below with respect to internal control over financial reporting. As previously disclosed in the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2016 and December 31, 2017, material weaknesses existed in the Company’s internal control over financial reporting at December 31, 2016 and December 31, 2017 because it did not appropriately design, maintain or monitor certain controls in response to the risk of material misstatement, including controls over certain information technology controls, did not design and maintain effective controls over segregation of duties within the accounting systems, including review and approval of manual journal entries, and had ineffective controls with respect to the accounting for certain revenue and the related accounts receivable at certain divisions.

These matters were subject to discussion between the Audit Committee and PwC and we have authorized PwC to respond fully to the inquiries of KPMG concerning this matter.

We provided PwC with a copy of the disclosures under this Item 16F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC’s letter dated April 30, 2019 is attached as Exhibit 15.1.

During each of the years ended December 31, 2017 and 2016 and the subsequent interim period through July 10, 2018, neither we nor anyone on behalf of us consulted KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.